QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

Management's Discussion and Analysis

November 30, 2003

        The following discussion and analysis should be read in conjunction with Vasogen's audited consolidated financial statements and the accompanying notes. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, except as described in note 15, conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to Vasogen's fiscal years, which end on November 30. In this report, "we," "us," and "our" refer to Vasogen Inc.

OVERVIEW

        Our goal is to develop and successfully commercialize immune modulation therapies for the treatment of cardiovascular, neurological, and other chronic inflammatory diseases. Our lead product, Celacade™ (immune modulation therapy), is currently in pivotal phase III clinical trials for the treatment of chronic heart failure ("HF") and peripheral arterial disease ("PAD"). Celacade™ is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade™ up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells ("APCs") to modulate the production of cytokines — potent chemical messengers that initiate and control inflammation. Celacade™ is administered during an outpatient procedure utilizing our proprietary medical device technology. We are also developing a new class of phospholipid-based drugs designed to interact with specific receptors on APCs to regulate cytokine levels and control inflammation in the nervous system, including the brain. VP025, the first product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders.

        The following table sets out the stage of development for each of our product candidates:

Product Candidate	Indications	Development Status
Celacade™	Chronic heart failure	Pivotal phase III clinical trial
Celacade™	Peripheral arterial disease	Pivotal phase III clinical trial
VP025	Neuro-inflammatory conditions	Preclinical

        We plan to achieve our goal by pursuing the following strategies:

Develop and successfully commercialize Celacade™ for unmet medical needs

        We believe that Celacade™ has the potential to address unmet medical needs and provide a safe and effective addition to the standard of care for chronic HF and PAD. We also believe that Celacade™ has the potential to become a first-in-class therapy targeting chronic inflammation in cardiovascular disease. We are collaborating with opinion leaders in cardiovascular medicine to conduct our phase III clinical trials and we believe that, upon successful completion of these trials, these collaborations will enhance the potential for Celacade™ to be adopted as part of the standard of care in these conditions. Our phase III trials are designed to support regulatory approvals and market introduction in North America and Europe. Through alliances with established healthcare companies, we plan to establish the sales and marketing capability needed to promote the adoption of Celacade™ by the medical community.

Continue to build a portfolio of immune modulation therapies targeting inflammatory diseases

        VP025 is the first product candidate from a new class of drugs that we have identified. This new class of drugs represents a platform technology from which we may derive other product candidates for development and commercialization. We are currently testing VP025 across a number of preclinical models of neuro-inflammation and, based on this work, we expect to select an initial disease target by the end of 2004 to advance into clinical development.

Partner with companies that can help us to leverage our core competencies

        We have a strategic alliance with Quest Diagnostics for the outpatient delivery of Celacade™ in the United States, we intend to establish additional alliances, primarily to support marketing and sales of our products, in the United States, Canada, and the rest of the world. We will seek to maximize our long-term economic returns through alliances with established healthcare companies with cardiovascular marketing and sales capabilities.

RESULTS OF OPERATIONS

Research and Development

        We are a development-stage enterprise that dedicates the majority of our cash resources to research and development ("R&D") activities. The changes in R&D expenditures, and their key components, for the three years ended November 30 are reflected in the following table:

R&D Expenditures (in millions of dollars, except percentages)	2003	2002	Increase (Decrease)	2002	2001	Increase (Decrease)
Clinical costs:
Direct	$9.7	$3.1	$6.6	$3.1	$1.6	$1.5
Indirect	$7.8	$5.5	$2.3	$5.5	$4.2	$1.3
Preclinical costs	$2.0	$1.9	$0.1	$1.9	$1.3	$0.6
Intellectual property costs	$1.6	$1.6	$0.0	$1.6	$1.3	$0.3
Other costs	$0.6	$0.6	$0.0	$0.6	$0.8	$(0.2)
Total R&D	$21.7	$12.7	$9.0	$12.7	$9.2	3.5
R&D expenditures as a percentage of the sum of R&D and General Administrative Expenditures	65%	62%	3%	62%	56%	6%

        Our clinical programs in PAD and chronic HF, discussed in detail below, account for the majority of the increase in R&D spending driven primarily by the initiation of our ACCLAIM study and the ramping up of clinical sites participating in our SIMPADICO study during the year. Direct costs to support these programs include expenses for clinical site fees, study monitoring, and technology support. Indirect costs to support these programs consist of salaries, professional fees, and other support costs.

        We are currently conducting a pivotal phase III clinical trial to further investigate the impact of Celacade™ on reducing mortality and morbidity in advanced heart failure patients. The trial, named ACCLAIM, is designed to support regulatory approvals and commercial introduction in the United States, Canada, and Europe. The Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM trial is Dr. James Young, Chairman, Division of Medicine, Cleveland Clinic Foundation and Medical Director of the Kaufman Center for Heart Failure in Cleveland. Patient enrollment in the ACCLAIM trial was initiated in the third quarter of 2003.

        The primary outcome measure for the ACCLAIM trial is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). The trial, which has been approved to enroll up to 2,016 patients at up to 160 sites, will conclude when a minimum of 701 events (defined as death or first cardiovascular hospitalization) have occurred and all patients have been followed for at least six months. We currently anticipate that patient recruitment into the ACCLAIM trial will be completed during fiscal Q1 2005, and subject to achieving the pre-specified number of minimum events, we expect the primary endpoint of the study to be completed during fiscal Q3 2005.

        The initiation of our ACCLAIM trial was based on our double-blind, placebo-controlled, phase II clinical trial conducted in 73 patients with advanced chronic HF. The results of this study, which were presented at the 2002 scientific sessions of the Heart Failure Society of America and the American Heart Association, demonstrated a significant reduction in the risk of death and hospitalization. Celacade™ was also shown to be well tolerated with no treatment-related serious adverse side effects.

        We are also currently enrolling patients with PAD in our pivotal phase III clinical trial to further investigate the impact of Celacade™ on improving the symptom of intermittent claudication. The trial, named SIMPADICO, is designed to support regulatory approvals and commercial introduction in the United States, Canada, and Europe. The Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial is Dr. Jeffrey Olin, Director, Vascular Medicine Program, The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine, New York.

        The SIMPADICO trial is designed to enroll up to 500 patients with Fontaine stage II disease (symptomatic PAD) at up to 60 sites. The primary endpoint of the trial is the change in maximal treadmill walking distance over six months. We currently anticipate that completion of patient recruitment for the SIMPADICO trial will occur during fiscal Q3 2004 and expect the primary endpoint of the study to be completed during fiscal Q1 2005. The trial design also calls for a follow-up of all patients after 12 months of therapy.

        The initiation of our SIMPADICO trial was based on results obtained from the completion of a double-blind, placebo-controlled phase II clinical trial in 85 patients with moderate to severe PAD, which were published in the European Journal of Vascular and Endovascular Surgery. In addition to demonstrating that patients with moderate and severe intermittent claudication receiving Celacade™ walked further before the onset of pain, the study showed that Celacade™ was well tolerated with no treatment-related serious adverse side effects.

        Several factors could affect the timelines for completion of the ACCLAIM and SIMPADICO trials. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites, and providing our Celacade™ technology to the sites. An additional key risk factor associated with the timeline specific to the ACCLAIM trial is achieving the pre-defined number of events during a reasonable timeframe. We believe the patient recruitment timeline projections for both the SIMPADICO and ACCLAIM trials, which are based on the patient recruitment rates observed in comparable phase III trials, are reasonable. We also believe the ACCLAIM trial is designed to enroll sufficient patients to ensure that the pre-defined number of events is achieved.

        Our preclinical research is focused on developing a new class of phospholipid-based drugs to treat diseases characterized by chronic inflammation. Our first drug candidate, VP025, is in preclinical development for the treatment of neurological conditions characterized by chronic inflammation, which may include such disorders as Alzheimer's, Parkinson's, and amyotrophic lateral sclerosis, also known as Lou Gehrig's disease. Preclinical research has shown that the effects of VP025 cross the blood-brain barrier, produce potent anti-inflammatory activity, and result in the preservation of the function of specific neural pathways involved in memory and learning.

        Our research and development initiatives have resulted in the filing of numerous patent applications. We currently have 15 U.S. patents and 122 patents granted in other jurisdictions. Our intellectual property expenditures primarily comprise of fees paid to patent offices worldwide and to external patent counsel. These costs are included in R&D expenditures and are expensed as incurred.

        More details on our clinical development and research programs can be found in our Annual Report and our Annual Information Form.

        We expense all research and development costs. The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined milestones. The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of immune modulation therapy, and are expensed as they are shipped to outsourced research centers or clinical sites. The anticipated increase in the level of clinical activity, particularly relating to the SIMPADICO and ACCLAIM trials, has resulted in a significant increase in inventory levels of supplies to meet the clinical trial requirements.

        The cost of Vasogen's acquired technology, representing part of our platform medical device technology, is amortized straight-line over 20 years in recognition of the term of the acquired patent. On December 1, 2002, we adopted the "Goodwill and Intangibles" recommendations of CICA Handbook Section 3062. As these recommendations are consistent with our current policy, there was no impact on our financial statements, as described further in Note 1(o)(ii) to the consolidated financial statements.

        Our ability to recover the carrying value of our technology and clinical supplies is impacted by several factors including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from the health regulators on the clinical trial results, technological obsolescence, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to launch claims against those third parties who may infringe upon the rights of our intellectual property. We are not aware of any factors that would impair the carrying value of acquired technology or the clinical supplies, which would result in a material loss to our company.

General and Administration

        The changes in general and administration expenditures, and its key components, for the three years ended November 30 are reflected in the following table:

General and Administration Expenditures (in millions of dollars)	2003	2002	Increase (Decrease)	2002	2001	Increase (Decrease)
Infrastructure and other support costs	$7.8	$6.7	$1.1	$6.7	$6.5	$0.2
Insurance	$1.2	$0.4	$0.8	$0.4	$0.3	$0.1
Professional fees	$0.8	$0.4	$0.4	$0.4	$0.5	($0.1)
Fair value of options granted to non-employees	$0.4	$0.0	$0.4	$0.0	$0.0	$0.0
Total General and Administration Expenditures	$10.2	$7.5	$2.7	$7.5	$7.3	$0.2

        Insurance costs are higher as a result of insurance required for our phase III clinical programs and a general market increase in insurance premiums for directors' and officers' liability insurance.

        Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research development, as well as all facility-related and information technology expenditures. Professional fees include expenditures for legal, tax, accounting, and other specialized services. Infrastructure support costs and professional fees have increased to support our expanding clinical programs, and for corporate, marketing, legal, and business development activities associated with preparing for the commercialization of our products.

        We have adopted CICA handbook section 3870, "Stock-based Compensation and Other Stock-based Payments," effective for the fiscal period 2003. The adoption of this new section has resulted in a non-cash charge of $0.4 million in 2003, whereas no such expense existed for the comparable periods. These expenses consist of the fair value of options, calculated using a Black-Scholes pricing model, granted to non-employees. In addition, the fair value of compensation options and warrants issued for services in connection with the private placement of common shares (described further below), in the amount of $1.8 million, has been recorded as a cost of issuing the related common shares. Subsequent amendments to Section 3870, issued in December 2003 require the use of the fair value based method to account for all stock-based transactions with employees in the financial statements of the Company in its fiscal year beginning December 1, 2004. If the options granted to employees in fiscal 2003 had been included in our financial statements, they would have been ascribed a fair value of $1.1 million; however, this pro forma expense might not be representative of the actual expense on adoption of the new amendment.

Foreign Exchange

Foreign Exchange (in millions of dollars)	2003	2002	Increase (Decrease)	2002	2001	Increase (Decrease)
Foreign exchange loss (gain)	$1.1	$0.3	$0.8	$0.3	($0.1)	$0.4

        Our functional currency is the Canadian dollar. The funds raised in the financing that we completed in 2003 were in U.S. dollars, and they are subject to fluctuations in the U.S. exchange rate. Our statement of operations includes a foreign exchange loss because of the weakening of the U.S. dollar relative to the Canadian dollar during the latter part of 2003. We are holding U.S. dollars in anticipation of the significant U.S. dollar R&D expenses that we expect to incur with respect to our clinical trials and therefore this exchange rate fluctuation, though significant from an accounting point of view, does not affect our ability to pay these U.S. dollar denominated R&D expenditures.

Investment Income

Investment Income (in millions of dollars)	2003	2002	Increase (Decrease)	2002	2001	Increase (Decrease)
Investment income	$1.1	$1.0	$0.1	$1.0	$2.1	($1.1)

        Investment income in 2003 was comparable to that in 2002, even though cash invested in marketable securities has increased. This is a result of lower returns on investments available in the marketplace in general, and an increased weighting of lower-yielding U.S. investments. Investment income was lower in 2002, compared with the prior year primarily due to the decline in market yields available on short-term investments, for the same period in 2001.

Loss

Loss (in millions of dollars, except per-share amounts)	2003	2002	Increase (Decrease)	2002	2001	Increase (Decrease)
Loss	$31.9	$19.5	$12.4	$19.5	$14.4	$5.1
Loss per share	$0.57	$0.40	$0.17	$0.40	$0.32	$0.8

        As discussed above, the increased loss in both periods resulted mainly from higher costs associated with the expansion of our clinical programs and the corporate costs associated with supporting these activities.

        The following table presents unaudited selected financial data for each of the last eight quarters ending November 30, 2003:

	Loss for the period (000's)	Basic and diluted loss per share
February 28, 2003	($ 5,428)	($0.10)
May 31, 2003	($ 7,335)	($0.14)
August 31, 2003	($ 5,870)	($0.10)
November 30, 2003	($13,315)	($0.22)
February 28, 2002	($ 5,028)	($0.11)
May 31, 2002	($ 4,478)	($0.09)
August 31, 2002	($ 4,241)	($0.08)
November 30, 2002	($ 5,760)	($0.12)

        The increased loss in the fourth quarter of 2003, compared to the third quarter, is mainly driven by the impact of a significant fluctuation in the value of the U.S. dollar over this period and its impact on us as discussed above. The impact of this exchange rate fluctuation is highlighted in the table below:

	Q4	Q3
Loss per above	13.3 million	5.9 million
FX Gain (Loss)	(3.0) million	2.2 million
Loss before foreign exchange	10.3 million	8.1 million

        The increase in the loss before foreign exchange resulted mainly from higher costs associated with the ramping up of our clinical programs and the corporate costs associated with supporting these activities. The primary driver for the increase in the fourth quarter was site initiation activities with respect to our ACCLAIM study.

LIQUIDITY AND CAPITAL RESOURCES

        Since our inception, we have financed our operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.

        During July 2003, we completed a private placement for gross proceeds of $50.7 million (US$37.9 million), resulting from the issuance of 9.5 million common shares at a price of US$4.00 per share. Net proceeds raised through this offering were approximately $46.5 million after share issuance costs. In connection with the financing completed during 2003, we issued warrants and options to the agent and other advisors to purchase up to 437,500 shares exercisable at US$4.69 per common share until July 2, 2006, which have been ascribed a fair value of $1.8 million. During 2002, we received net proceeds of $23.1 million from the issuance of equity. In connection with the financing completed during 2002, we issued warrants to the underwriters to purchase up to 250,000 shares exercisable at $5.39 per common share until November 24, 2003. The warrants issued in connection with our financing in 2002 were exercised during 2003.

        During 2003, we received $1.9 million from the exercise of options and warrants, compared with $0.5 million in 2002, and $0.4 million in 2001. The total number of common shares outstanding at the end of 2003 increased to 62.0 million from 51.9 million at year-end 2002. The number of options and warrants outstanding at year-end is 4.2 million and could generate $26.5 million if exercised.

        At November 30, 2003, our cash, cash equivalents, and marketable securities held to maturity totaled $60.1 million, compared with $42.7 million at the previous year-end. The increase is a result of the cash raised in the private placement completed during 2003. We invest our cash resources in liquid government and corporate debt instruments having a single "A" credit rating or greater.

        We are exposed to market-rate risk related to changes in interest rates and foreign exchange rates between the Canadian and U.S. dollar, which could affect the value of our marketable securities. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investments, due to the relative short-term nature of the investments.

        During the year, we entered into swap agreements to exchange Canadian dollars to U.S. dollars at specific times, for a total of US$31.4 million. These agreements matured in December 2003 and February 2004. The Canadian dollars were required to facilitate certain financial planning objectives. However, these swaps permitted us to preserve our U.S. funds, even when converted to Canadian dollars. Our U.S. funds will be used to cover U.S. expenditures associated with our phase III clinical trials.

        We have no debt, guarantees, off-balance sheet arrangements, capital lease, or long-term obligations. Our operating obligations are as follows:

Contractual Obligations (in millions of dollars)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating lease obligations	$0.6	$0.4	$0.2	0	0

        Our net cash used in operating activities in 2003 was $30.1 million, compared with $20.1 million in 2002, and $14.2 million in 2001. These increases are primarily reflective of our net operating losses. The reasons for these higher operating losses are elaborated on above. The increased burn rate for 2003 primarily reflects our expanded clinical development programs and the larger infrastructure necessary to support these activities and expected growth. We currently anticipate increasing our cash resources in 2004 through both corporate finance and strategic alliance activities. We expect the combination of these initiatives and cash resources on hand to provide adequate funds to complete our phase III trials.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

Strategic Alliance with Quest Diagnostics Incorporated in the United States

        We have a strategic alliance with Quest Diagnostics regarding the establishment of an outpatient services delivery model to support the commercial development of Celacade™ in the United States on an exclusive basis. The terms of our strategic alliance with Quest Diagnostics are expected to be finalized prior to our filing for FDA approval for Celacade™. In connection with this strategic alliance, Quest Diagnostics made an equity investment in our common shares of US$7.5 million in 2001 at a price of C$8.49 per share, resulting in the issuance of 1,406,783 common shares. Quest Diagnostics also received warrants to acquire 625,237 common shares at an exercise price of C$12.73 per share. These warrants are exercisable on or before November 6, 2006. Quest Diagnostics currently owns 3,056,783, or approximately 4.9%, of our common shares. We intend to pursue additional partnering arrangements for the United States market and to support marketing and sales activities, including medical education, promotion, and physician detailing. We also intend to establish further alliances to support marketing and sales of our products in the rest of the world.

Clinical Trial Services Agreements with Quest Diagnostics

        Vasogen Ireland Limited has entered into clinical trial services agreements with Quest Diagnostics to provide central laboratory testing and related services in connection with the ACCLAIM and SIMPADICO trials. The agreements are on terms customary for agreements of this nature.

RISKS AND UNCERTAINTIES

        Our products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. Our business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, our current reliance on primarily one product, the adequacy of our patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical and other biotechnology companies. There can be no assurance that our ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that we will be successful in obtaining necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that we will be successful in marketing and distributing our products, or achieve reimbursement from government or private health authorities. We have also not yet demonstrated the ability to manufacture a product commercially.

        We maintain product liability insurance consistent with current industry practice. It is possible that this coverage might not provide full protection against all risks.

        We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

        A detailed list of the risks and uncertainties affecting our Company can be found in our Annual Information Form.

OUTLOOK

        We expect to continue to incur operating losses as a result of the clinical trial activity necessary to support regulatory approval of Celacade™ in the United States, Canada, and other jurisdictions. Costs associated with phase III clinical trials are generally substantially greater than those for phase II trials, as the number of clinical sites and patients required is typically much larger. We also anticipate that general and administration expenses will continue to grow significantly to provide the necessary infrastructure to support our expanding clinical activity as well as the development of infrastructure and processes necessary to support commercialization of Celacade™. We expect that our total expenditures will grow by approximately 50% in 2004 and continue to grow in 2005. We believe we have sufficient resources to fund planned operations to the second quarter of 2005. We expect to increase our cash resources in 2004 through the execution of additional strategic alliance agreements and the issuance of new share capital, by means of a corporate finance initiative. Over the long term, we expect that we will require additional financing to grow and expand our operations, and we plan to raise funds from time to time through either strategic partnering initiatives or from the capital markets, even if we do not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of our research and development programs; the extent and breadth of these programs; the results of preclinical studies and clinical trials; the cost, timing, and outcome of the regulatory approvals process; the establishment of marketing and sales or research and development collaborations; the cost of preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims; and competing technological and market developments.

        We have been granted CE Mark regulatory approval in Europe for Celacade™. This regulatory approval enables Vasogen to market Celacade™ in the 15 member countries of the European Union — a strategy we plan to pursue upon the successful completion of our ongoing phase III trials. Assuming these trials are successful, we also plan to file for regulatory approval with the applicable regulatory authorities to market our products in the United States, Canada, and potentially other jurisdictions. To commercialize our products, we intend to enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.

        Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. We do not presently know of any factors that would indicate that a change in direction is needed in the next year.

        This document contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," "has the potential to," "seek," "is possible," "could," "may," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, technological obsolescence, access to qualified clinical sites, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time to time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

QuickLinks

Exhibit 99.3
Management's Discussion and Analysis